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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Red Lion Hotels Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

756764106
(CUSIP Number)

Alexander B. Washburn c/o Columbia Pacific Advisors, LLC 1910 Fairview Avenue East, Suite 500 Seattle, Washington 98102
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	756764106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Columbia Pacific Opportunity Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
(b) [X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER

3,320,306

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,320,306

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,320,306

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.3%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	756764106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Columbia Pacific Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,320,306

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,320,306

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,320,306

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.3%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	756764106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Alexander B. Washburn

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0
8.	SHARED VOTING POWER

3,320,306

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,320,306

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTINGERSON

3,320,306

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.3%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	756764106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Daniel R. Baty

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,320,306

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,320,306

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,320,306

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.3%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	756764106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Stanley L. Baty

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,320,306

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,320,306
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,320,306

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.3%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	756764106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brandon D. Baty

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,320,306

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,320,306

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,320,306

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.3%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	756764106

Item 1.	Security and Issuer.

NO MATERIAL CHANGE FROM PREVIOUS 13D/A FILED ON FEBRUARY 11, 2009.

Item 2.	Identity and Background.

NO MATERIAL CHANGE FROM PREVIOUS 13D/A FILED ON FEBRUARY 11, 2009.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof Columbia Pacific Opportunity Fund, L.P. may be deemed to beneficially own 3,320,306 Shares.

As of the date hereof Columbia Pacific Advisors, LLC may be deemed to beneficially own 3,320,306 Shares.

As of the date hereof Alexander B. Washburn may be deemed to beneficially own 3,320,306 Shares.

As of the date hereof Daniel R. Baty may be deemed to beneficially own 3,320,306 Shares.

As of the date hereof Stanley L. Baty may be deemed to beneficially own 3,320,306 Shares.

As of the date hereof Brandon D. Baty may be deemed to beneficially own 3,320,306 Shares.

No borrowed funds were used to purchase the Shares reported herein, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

NO MATERIAL CHANGE FROM PREVIOUS 13D/A FILED ON FEBRUARY 11, 2009.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, the Reporting Persons may be deemed to beneficially own 3,320,306 Shares, or 18.3% of the Shares of the Issuer, based upon the 18,162,143 Shares outstanding as of August 3, 2009, according to the Issuer’s most recent Form 10-Q filing.

Columbia Pacific Opportunity Fund, L.P. shares the power to vote or direct the vote of 3,320,306 Shares to which this filing relates.  Columbia Pacific Opportunity Fund, L.P. has the sole power to vote or direct the vote of 0 Shares to which this filing relates.  Columbia Pacific Opportunity Fund, L.P. shares the power to dispose or direct the disposition of the 3,320,306 Shares to which this filing relates.  Columbia Pacific Opportunity Fund, L.P. has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.  Columbia Pacific Opportunity Fund, L.P. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

Columbia Pacific Advisors, LLC shares the power to vote or direct the vote of 3,320,306 Shares to which this filing relates.  Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of 0 Shares to which this filing relates.  Columbia Pacific Advisors, LLC shares the power to dispose or direct the disposition of the 3,320,306 Shares to which this filing relates.  Columbia Pacific Advisors, LLC has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.  Columbia Pacific Advisors, LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

Alexander B. Washburn shares the power to vote or direct the vote of 3,320,306 Shares to which this filing relates.  Alexander B. Washburn has the sole power to vote or direct the vote of 0 Shares to which this filing relates.  Alexander B. Washburn shares the power to dispose or direct the disposition of the 3,320,306 Shares to which this filing relates.  Alexander B. Washburn has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.  Alexander B. Washburn specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

Daniel R. Baty shares the power to vote or direct the vote of 3,320,306 Shares to which this filing relates.  Daniel R. Baty has the sole power to vote or direct the vote of 0 Shares to which this filing relates.  Daniel R. Baty shares the power to dispose or direct the disposition of the 3,320,306 Shares to which this filing relates.  Daniel R. Baty has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.  Daniel R. Baty specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

Stanley L. Baty shares the power to vote or direct the vote of 3,320,306 Shares to which this filing relates.  Stanley L. Baty has the sole power to vote or direct the vote of 0 Shares to which this filing relates.  Stanley L. Baty shares the power to dispose or direct the disposition of the 3,320,306 Shares to which this filing relates.  Stanley L. Baty has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.  Stanley L. Baty specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

Brandon D. Baty shares the power to vote or direct the vote of 3,320,306 Shares to which this filing relates.  Brandon D. Baty has the sole power to vote or direct the vote of 0 Shares to which this filing relates.  Brandon D. Baty shares the power to dispose or direct the disposition of the 3,320,306 Shares to which this filing relates.  Brandon D. Baty has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.  Brandon D. Baty specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

Each of the Reporting Persons has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, a portion of the Shares reported herein.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares since the filing of the most recent Schedule 13D/A on February 11, 2009 by the Reporting Persons on behalf of the Funds were all effected in unsolicited broker transactions on the New York Stock Exchange as set forth on Exhibit B.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

NO MATERIAL CHANGE FROM PREVIOUS 13D/A FILED ON FEBRUARY 11, 2009.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly
Exhibit B: Schedule of Transactions in the Shares of the Issuer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 6, 2009
(Date)

COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.*
/s/ Alexander B. Washburn
Name: Alexander B. Washburn Title: Managing Member of Columbia Pacific Advisors, LLC, its general partner

COLUMBIA PACIFIC ADVISORS, LLC*
/s/ Alexander B. Washburn
Name: Alexander B. Washburn Title: Managing Member ALEXANDER B. WASHBURN* /s/ Alexander B. Washburn
DANIEL R. BATY* /s/ Daniel R. Baty
STANLEY L. BATY* /s/ Stanley L. Baty
BRANDON D. BATY* /s/ Brandon D. Baty

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons’ pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A
Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D/A need be filed with respect to the ownership by each of the undersigned of Common Stock of Red Lion Hotels Corporation.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 6th day of August, 2009.

COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.
/s/ Alexander B. Washburn
Name: Alexander B. Washburn Title: Managing Member of Columbia Pacific Advisors, LLC, its general partner

COLUMBIA PACIFIC ADVISORS, LLC
/s/ Alexander B. Washburn
Name: Alexander B. Washburn Title: Managing Member ALEXANDER B. WASHBURN /s/ Alexander B. Washburn
DANIEL R. BATY /s/ Daniel R. Baty
STANLEY L. BATY /s/ Stanley L. Baty
BRANDON D. BATY /s/ Brandon D. Baty

Exhibit B

TRANSACTIONS IN THE SHARES

Date of Transaction	Number of Shares Purchased/(Sold)	Price of Shares

2/11/2009	13,400	2.5100
2/12/2009	17,200	2.6100
2/13/2009	27,000	2.6094
2/17/2009	13,300	2.4352
2/18/2009	18,639	2.4139
2/19/2009	6,100	2.5475
2/20/2009	31,400	2.4500
2/23/2009	4,900	2.5027
2/24/2009	51,600	2.5900
2/25/2009	2,500	2.6900
2/26/2009	3,300	2.6500
3/2/2009	20,400	2.7299
3/3/2009	11,900	2.6287
3/4/2009	14,600	2.7100
3/5/2009	5,600	2.6700
3/6/2009	4,500	2.6900
3/9/2009	25,100	2.5600
3/10/2009	6,500	2.7200
3/11/2009	7,500	2.6680
3/12/2009	4,300	2.7600
3/13/2009	2,500	2.8098
3/14/2009	7,800	2.7716
3/16/2009	7,800	2.7716
3/17/2009	2,956	2.8000
3/18/2009	17,267	2.7700
3/19/2009	5,800	2.8300
3/23/2009	35,300	2.8000
3/24/2009	4,200	2.7900
3/25/2009	4,000	2.8400
3/26/2009	52,400	2.8400
3/27/2009	4,000	2.8400
3/30/2009	7,600	2.7700
3/31/2009	5,400	2.8700
4/1/2009	2,400	2.9000
4/2/2009	10,200	2.9300
4/3/2009	5,700	2.9700
4/6/2009	4,800	2.8960
4/7/2009	9,200	2.9487
4/8/2009	7,500	2.9280
4/9/2009	5,000	3.1000
4/13/2009	4,900	3.0100
4/15/2009	3,500	3.0550
4/16/2009	400	3.2350
4/17/2009	2,400	3.2263
4/21/2009	2,700	3.3219
4/29/2009	2,000	4.0820
4/30/2009	5,400	4.0800

5/1/2009	4,500	4.2700
5/4/2009	1,900	4.2600
5/5/2009	2,200	4.3186
5/7/2009	2,500	4.5852
5/8/2009	7,500	4.4717
5/11/2009	5,000	4.4576
5/12/2009	3,500	4.4674
5/13/2009	9,800	4.3331
5/15/2009	1,000	4.6070
5/15/2009	800	4.6413
5/18/2009	6,200	4.6685
5/19/2009	5,100	4.6208
5/20/2009	5,100	4.5831
5/21/2009	5,700	4.5839
5/22/2009	4,300	4.5800
5/26/2009	5,200	4.7242
5/28/2009	12,300	4.8326
5/29/2009	4,300	4.8808
6/1/2009	7,000	4.8837
6/2/2009	14,200	4.7113
6/3/2009	2,650	4.6429
6/4/2009	5,125	4.8485
6/5/2009	9,800	4.7919
6/8/2009	4,900	4.8222
6/9/2009	4,000	4.9189
6/10/2009	3,800	4.8384
6/11/2009	10,400	4.9019
6/12/2009	5,258	4.8330
6/15/2009	25,700	4.6709
6/16/2009	17,500	4.4017
6/17/2009	8,800	4.3357
6/18/2009	20,000	4.3679
6/19/2009	19,300	4.3047
6/22/2009	16,300	4.2412
6/23/2009	24,200	4.1419
6/24/2009	43,900	4.2372
6/25/2009	51,599	4.0575
6/29/2009	47,501	4.3477
6/30/2009	6,700	4.5518
7/2/2009	4,590	4.4587
7/6/2009	31,113	4.0965
7/7/2009	3,000	4.1773
7/8/2009	3,000	4.2500

SK 26193 0001 1007535